DYNAMIC HEALTH PRODUCTS, INC.

12399 Belcher Road South, Suite 140

Largo, Florida 33773

Phone: (727) 683-0670

Fax: (727) 683-0671

August 4, 2006

VIA EDGAR AND UPS OVERNIGHT

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	H. Christopher Owings, Assistant Director
Sarah Goldberg, Staff Accountant

Re:	Dynamic Health Products, Inc.
Form 8-K Filed June 20, 2006
File No. 0-23031

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 21, 2006 (the “Comment Letter”) relating to a Form 8-K filing made by Dynamic Health Products, Inc. (the “Company”). The answers set forth herein refer to each of the Staffs’ comments by number.

1. We have included disclosure in our amended Form 8-K that the Company’s authorized officer discussed the matters disclosed in the filing with the Company’s independent accountant.

2. We have quantified the impact of the restatements on our financial statements in our amended Form 8-K.

3. We have removed any references to the SEC’s recent interpretations and conclusions in our amended Form 8-K and made reference to specific guidance which we relied upon.

4. The changes were made in response to SEC comments that the Company received. The failure to file the Form 8-K at the time we responded to the comments and filed the corrected reports was an oversight.

5. So noted.

We trust that the foregoing appropriately addresses the issues raised by your Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Cani Shuman
CANI SHUMAN
Chief Financial Officer